UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y305
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,000,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,000,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 10,000,000 common shares, par value $0.01 per share, of the Issuer currently held by Sovereign Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,000,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,000,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1)  Common shares currently held by Sovereign Holdings Inc., a Marshall Islands corporation, of which Mr. Pistiolis is the sole shareholder.
(2)  See Item 5(a).

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5")  amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011, Amendment No. 2 filed on August 31, 2011, Amendment No. 3 filed on September 2, 2011 and Amendment No. 4 filed on October 21, 2011 (the "Schedule 13D") filed by Sovereign Holdings Inc. ("Sovereign") and Evangelos Pistiolis (together with Sovereign, the "Reporting Persons").  This Amendment No. 5 relates to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Top Ships Inc., a Marshall Islands corporation (the "Issuer").  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change from the Schedule 13D/A filed with the Commission on October 21, 2011.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On December 4, 2012, Sovereign sold, in three separate private transactions, 765,000 Common Shares at a price of $1.265 per share, 705,000 Common Shares at a price of $1.28 per share, and 750,000 Common Shares at a price of $1.27 per share.  On December 6, 2012, Sovereign sold, in four separate private transactions, 454,760 Common Shares at a price of $1.31 per share, 430,000 Common Shares at a price of $1.31 per share, 655,413 Common Shares at a price of $1.30 per share, and 350,000 Common Shares at a price of $1.27 per share.  Sovereign is engaged in negotiations to sell up to 2,500,000 additional Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to the Issuer's Registration Statement on Form F-1 filed with the Commission on April 18, 2012, there were 17,147,534 Common Shares issued and outstanding as of such date.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 10,000,000 Common Shares, representing approximately 58.3% of the outstanding Common Shares.  Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 10,000,000 Common Shares.  Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 10,000,000 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 10,000,000 Common Shares, representing approximately 58.3% of the outstanding Common Shares. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 10,000,000 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 10,000,000 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 5.

(c.)  Except for those transactions described under Item 4, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012
SOVEREIGN HOLDINGS INC.

By: /s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

/s/ Evangelos Pistiolis
Evangelos Pistiolis*

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SK 23116 0001 1340436